EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Amyris, Inc.

We consent to the incorporation by reference in the Registration Statements (Nos. 333‑169715, 333‑172514, 333‑180006, 333‑187598, 333‑188711, 333‑195259, 333‑203213, 333‑210569, 333‑217345, 333‑224316, 333‑225848 and 333‑234135) on Form S-8 of Amyris, Inc. and Subsidiaries (the Company) of our report dated March 13, 2020, relating to the Company’s consolidated financial statements as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31,2019, which reports appear in this December 31, 2019 Annual Report on Form 10-K of the Company.

Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.

Our report on the consolidated financial statements refers to changes in accounting method of accounting for leases on January 1, 2019, due to the adoption of Financial Accounting Standard Board’s Accounting Standards Codification 842, Leases, and amending the classification of certain equity-linked financial instruments with down round features and the respective disclosure requirements in fiscal year 2019 due to adoption of Accounting Standards Update No. 2017‑11. Our report also contains an emphasis paragraph that states that the Company has suffered recurring losses from operations, has an accumulated deficit of $1.8 billion and current debt service requirements that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Macias Gini & O'Connell LLP
San Francisco, California
March 13, 2020